UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2015

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of plan)

TOMPKINS FINANCIAL CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 460, The Commons

Ithaca, New York 14851

(607) 273-3210

(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Tompkins Financial Corporation

Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Employee Stock Ownership Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in the accompanying schedules of Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2015 and Schedule of Reportable Transactions – Year Ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Elmira, New York

June 27, 2016

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments, at fair value:
Guaranteed Income Fund	$142	$139
Tompkins Financial Corporation common stock	33,135,003	31,791,775
TOTAL INVESTMENTS	33,135,145	31,791,914

Employer contribution receivable	1,937,911	1,595,271
NET ASSETS AVAILABLE
FOR BENEFITS	$35,073,056	$33,387,185

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2015	2014
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,005,154	$915,225
Net appreciation in fair value of investments	515,838	2,325,995
	1,520,992	3,241,220

Contributions - employer	1,938,192	1,593,723
TOTAL ADDITIONS	3,459,184	4,834,943

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,566,204	748,855
TOTAL DEDUCTIONS	1,566,204	748,855

NET INCREASE	1,892,980	4,086,088

Net assets available for benefits
at beginning of year	33,387,185	29,604,158

Transfer to Tompkins Financial Corporation Investment
and Stock Ownership Plan	(207,109)	(303,061)

NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$35,073,056	$33,387,185

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments of the Plan are non-participant directed.

Eligibility

An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On-Call” employees are not eligible to participate.

Vesting

Participants will become vested in all contributions and earnings over a three-year period.

Contributions

Tompkins Financial Corporation shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The Executive, Compensation/Personnel Committee approved a 3.5% and 3% discretionary contribution to the Plan for the years ended December 31, 2015 and 2014, respectively. These contributions are used by the Employee Stock Ownership Plan to acquire company common stock. These common stock shares are allocated annually to participant accounts. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Diversification and transfers

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Plan sponsor stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over multiple years. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. After the fifth year, the percentage changes to 50 percent. The funds elected to be diversified are transferred to the Tompkins Financial Corporation Investment and Stock Ownership Plan (“ISOP”) and invested in funds as chosen by the participant. During the years ended December 31, 2015 and 2014, the Plan transferred $207,109 and $303,061 into the ISOP, respectively.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE A: DESCRIPTION OF PLAN, Cont’d

Participants’ accounts

Each participant’s account is credited with an allocation of the Tompkins Financial Corporation’s discretionary and non-elective contributions and an allocation of plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeitures of non-vested account balances are allocated to participants’ accounts as company contributions.

Payment of benefits

Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

Forfeitures

Plan forfeitures are allocated to each participant's account based upon the relation of the participant's eligible compensation to total eligible compensation for the Plan year. Forfeited non-vested accounts to be allocated to participant accounts in future years as of December 31, 2015 and 2014, were $87,800 and $39,339, respectively.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Administrative expenses

The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits

Benefits are recorded when paid.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

New accounting pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan is currently evaluating the effect of the ASU No. 2015-07 amendments on its financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health And Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient – consensuses of the Emerging Issues Task Force. The amendments in this update (1) requires a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of the investment disclosure requirements for employee benefit plans, and (3) provides benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Part I and Part II shall be applied retrospectively to all periods presented, while the amendments in Part III shall be applied prospectively. The Plan is currently evaluating the effect of the ASU No. 2015-12 amendments on its financial statements.

Subsequent events

The Plan has evaluated subsequent events and determined no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include:
	-	Quoted prices for similar assets or liabilities in active markets;
	-	Quoted prices for identical or similar assets or liabilities in inactive markets;
	-	Inputs other than quoted prices that are observable for the asset and liability;
	-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Tompkins Financial Corporation Common Stock: Valued at the closing price reported on the active market on which the stock is traded.

Guaranteed Income Fund: Fair value equals cost.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Level 1	Level 2	Level 3	Total
December 31, 2015
Tompkins Financial Corporation
common stock	$33,135,003	$—	$—	$33,135,003
Guaranteed income fund	—	—	142	142
	$33,135,003	$—	$142	$33,135,145

December 31, 2014
Tompkins Financial Corporation
common stock	$31,791,775	$—	$—	$31,791,775
Guaranteed income fund	—	—	139	139
	$31,791,775	$—	$139	$31,791,914

The following is a reconciliation of the beginning and ending balances for assets measured at fair value, on a recurring basis using significant unobservable inputs (Level 3).

	December 31,
	2015	2014

Guaranteed income fund:
Balance at beginning of year	$139	$149
Miscellaneous transactions	—	(13)
Interest income	3	3
Balance at end of year	$142	$139

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE D: INVESTMENTS

The following presents the fair value of investments and the net appreciation in fair value.

	December 31, 2015		December 31, 2014
	Net appreciation in fair value during the year	Fair value at end of year	Net appreciation in fair value during the year	Fair value at end of year

Guaranteed income fund	$—	$142	$—	$139
Tompkins Financial Corporation
common stock	515,838	33,135,003	2,325,995	31,791,775
	$515,838	$33,135,145	$2,325,995	$31,791,914

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 2013, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of the Guaranteed Income Fund managed by an affiliate of Prudential Retirement. Prudential Retirement acts as trustee for only those investments as defined by the Plan. Transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

Tompkins Financial Corporation is the Plan sponsor. The Plan invests primarily in Tompkins Financial Corporation common stock.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests primarily in Tompkins Financial Corporation common stock. These investment securities are exposed to market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULES

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 15-0470650

PLAN #: 003

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR - DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

*	Prudential Retirement
	Insurance and Annuity	5 Units
	Company	Guaranteed Income Fund	$142	$142

*	Tompkins Financial	590,011 Shares of
	Corporation	Common Stock	20,091,744	33,135,003

		TOTAL INVESTMENTS	$20,091,886	$33,135,145

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 15-0470650

PLAN #: 003

FORM 5500 - SCHEDULE H - PART IV

ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2015

Reportable transactions are transactions or a series of transactions in excess of 5% of the value of the Plan assets as of January 1, 2015 as defined in Section 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA:

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset (including interest rate and maturity in case of a loan)	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Series of transactions
Tompkins Financial	Series of 13
Corporation	Purchases	$2,538,093	$—	$2,538,093	$2,538,093	$—

Series of transactions
Tompkins Financial	Series of 75
Corporation	Sales	$—	$1,711,459	$842,124	$1,711,459	$869,335

Note: Columns (e) and (f) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 27, 2016	By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President
Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP